Filed Pursuant to Rule 424(b)(3)

Registration No. 333-270493

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 25, 2023)

Ambipar Emergency Response

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-270493).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 28, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A ordinary shares, par value $0.0001 (“Class A Ordinary Shares”) and our warrants (“Warrants”) are listed on the NYSE American LLC (the “NYSE American”) under the trading symbols “AMBI” and “AMBI.WS”. On August 25, 2023, the closing price of our Class A Ordinary Shares on the NYSE American was $10.23 per share and the most recent closing price of our Warrants on the NYSE American was $0.60 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 28, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor

São Paulo, São Paulo, Brazil, 01228-200

Tel: +55 (11) 3429-5000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Summary Results for the Six Months ended June 30, 2023.

99.2	Unaudited Interim Condensed Consolidated Financial Statements of Ambipar Emergency Response for the Six-Month Period Ended June 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2023

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director

Exhibit 99.1

Summary Results for the Six Months Ended June 30, 2023

The information set forth below updates certain information about us included in the prospectus contained in our Registration Statement on Form F-1 (Registration No. 333-270493) which we refer to herein as the “Prospectus,” and should be read in conjunction with the information set forth in the Prospectus under “Financial Statement Presentation,” “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures about Market Risk” and our audited consolidated financial statements and unaudited pro forma condensed financial information and the historical financial statements of Witt O’Brien’s and the respective notes thereto included elsewhere in the Prospectus, as well as with our unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022, contained in a report on Form 6-K (SEC File No. 001-41638) that was furnished to the SEC on August 28, 2023 (the “Second Quarter Financial Statements Report”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth including those set forth in “Cautionary Statement Regarding Forward-Looking Statements,” “Industry and Market Data” and “Risk Factors.” of the Prospectus

The following table reflects selected financial information for the six months ended June 30, 2023:

	For the six months ended June 30,
	2023	2023	2022	Variation
	(Unaudited)
	(in US$ millions)(1)	(in R$ millions)%
Net revenue	250.7	1,208.3	654.5	84.6%
Cost of services rendered	(204.8)	(987.1)	(520.0)	89.8%
Gross profit	45.9	221.3	134.5	64.5%
Operating profit	19.8	95.3	125.6	(24.1)%
Net finance cost	(16.7)	(80.6)	(23.3)	245.9%
Income tax and social contribution	(7.3)	(35.3)	(19.9)	77.4%

(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.8192 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us” in the Prospectus.

Net revenue

Net revenue for the six months ended June 30, 2023 amounted to R$1,208.3 million, compared to R$654.5 million in the six months ended June 30, 2022, which represents an increase of R$553.8 million, or 84.6%.

The increase in net revenue was primarily due to increased operations in our North America and Brazil segments, which reached net revenue of R$621.9 million and R$408.3 million in the six months ended June 30, 2023, respectively, from R$262.8 million and R$209.7 million in the six months ended June 30, 2022, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts. These increases were partially offset by (i) a negative effect of 2.1 percentage points on our net revenue as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real, (ii) a 2.5% net revenue decline in our Latin America segment due to a strong net revenue comparable basis in the region in the six months ended June 30, 2022 arising from an oil spill response and (iii) a 1.8% net revenue decline in our Europe segment due to a mild industrial sector demand for our services.

Acquisitions that occurred over the second half of 2022 contributed R$327.8 million to the increase in net revenue in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Excluding the effect of those acquisitions, our net revenue would have increased by 28% or R$202.9 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily due to an increase of cross-selling and growth in North America and Brazil in connection with an increase of the capacity of our service centers and operating capabilities. We made no material acquisitions in the six months ended June 30, 2023.

Cost of services rendered

Cost of services rendered for the six months ended June 30, 2023 amounted to R$987.1 million, compared to R$520.0 million for the six months ended June 30, 2022, which represents an increase of R$467.1 million, or 89.8%. This increase was primarily due to the acquisitions we completed in 2022, the increase in operations, consistent with the increase in net revenue described above, and the increase in third party costs due to a greater use of third party providers in North America to provide services in remote locations where we have limited capacity. These increases were partially offset by a positive effect of 2.0 percentage points on our cost of services as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real.

Acquisitions that occurred over the second half of 2022 contributed R$402.0 million to the increase in cost of services rendered in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Excluding the effect of those acquisitions, our cost of services rendered would have increased by 14.8% or R$70.1 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, as a result of the organic growth of our operations in the period and inflationary costs pressure on our cost of services rendered. We made no material acquisitions in the six months ended June 30, 2023.

Gross profit

Gross profit for the six months ended June 30, 2023 amounted to R$221.3 million, compared to R$134.5 million in the six months ended June 30, 2022. Gross profit represented 18.3% and 20.6% of our net revenue, respectively, for the six months ended June 30, 2023 and 2022. The decrease in gross profit margin was primarily due to an increase, as a result of the WOB acquisition, in resilience consulting services, which have lower gross margins than our previous existing businesses.

Operating profit

Operating profit for the six months ended June 30, 2023 amounted to R$95.3 million, compared to an operating profit of R$125.6 million in the six months ended June 30, 2022, mainly due to the extraordinary expenses incurred in connection with the conclusion of the HPX transaction in March, which had a non-recurring negative impact of R$100.9 million in the period.

Net finance cost

Our net finance cost increased by R$57.3 million, to R$80.6 million for the six months ended June 30, 2023 from R$23.3 million for the six months ended June 30, 2022. Finance income increased by R$10.9 million, or 194.6%, to R$16.5 million in the six months ended June 30, 2023 from R$5.6 million in the six months ended June 30, 2022, primarily due to the net proceeds raised with the HPX transaction, which resulted in an increase in revenues from interest-earning bank deposits. Our finance costs increased by R$68.2 million, or 236.0%, to R$97.1 million in the six months ended June 30, 2023 from R$28.9 million in the six months ended June 30, 2022, primarily due to an increase in debenture interest and interest on loans, primarily as a result of the First Issuance of Debentures, the Second Issuance of Debentures and the borrowing under the IBBA Loan Agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.

Income tax and social contribution

Income tax and social contribution expense for the six months ended June 30, 2023 was R$35.3 million, compared to R$19.9 million in the six months ended June 30, 2022, which represents an increase of R$15.4 million, or 77.4%, primarily due to higher income before taxes reported in the operating subsidiaries in the six months ended June 30, 2023.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Investor Relations Contact:

Email: ir.response@ambipar.com

Exhibit 99.2

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statement of financial position (Unaudited)

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

	Note	June 30, 2023 (unaudited)	December 31, 2022
Assets
Current assets
Cash and cash equivalents	4	691,829	271,607
Trade and other receivables, net	5	712,544	711,892
Current income tax and social	6.1	6,935	6,388
Other taxes recoverable	6.2	37,474	29,740
Prepaid expenses		35,221	37,806
Advances to suppliers		58,336	29,864
Inventories		26,160	18,128
Other accounts equivalents		56,057	36,498
Current assets		1,624,756	1,141,923

Non-current assets
Related parties loans	16	25,886	26,180
Non-current income tax and social contribuition recoverable	6.1	2,854	2,854
Non-current other taxes recoverable	6.2	395	392
Deferred taxes	22	25,567	25,420
Judicial deposits	15	518	826
Other accounts receivable		26,727	37,599

Investments	7	-	7,620
Property, plant and equipment, net	8	611,396	516,081
Right of use, net	8	48,479	68,275
Goodwill	9	1,188,856	1,192,302
Intangible assets	9	369,278	420,197
Total Non-current assets		2,299,956	2,297,746

Total assets		3,924,512	3,439,669

Liabilities

Current liabilities
Loans and financing	10	62,122	67,656
Debentures	11	139,082	84,187
Trade and other payables	12	129,218	155,523
Labor obligations		84,501	114,941
Dividends Payable	16	43,189	76,909
Current income tax and social contribution payable	13.1	17,395	12,998
Other tax payable	13.2	23,206	33,719
Obligations from acquisition of investment	7	160,473	141,698
Lease liabilities	14	16,157	14,411
Other bills to pay		70,650	36,345
Current liabilities		745,993	738,387

Non-current liabilities
Loans and financing	10	592,906	649,762
Debentures	11	462,321	516,533
Other taxes payable	13	7,669	7,986
Related parties loans	16	606,823	769,792
Deferred income tax and social contribution	22	211,513	190,833
Obligations from acquisition of investment	7	37,130	81,728
Provision for contingencies	15	382	607
Lease liabilities	14	29,492	32,648
Warrant and Earn-out	3.4.2	41,336	-
Other bills to pay		9,223	4,305
Non-current liabilities		1,998,795	2,254,194
Total liabilities		2,744,788	2,992,581

Shareholders' equity
Capital		1,434,717	261,920
Earn-out		(2.349)	-
Profit reserves		-	302,817
Capital transactions		(91,432)	(110,218)
Accumulated translation adjustment		(225,745)	(89,165)
Retained earnings		(64,325)	-
Equity attributable to owners of the group		1,050,866	365,354
Non-controlling interest		128,858	81,734
Total equity		1,179,724	447,088
Total shareholders' equity and liabilities		3,924,512	3,439,669

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of income (Unaudited)

Semesters ended June 30, 2023, and 2022

(Amounts expressed in thousands of Brazilian Reais, except earnings per share)

	Note	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Net Revenue	19	1,208,342	654,526
Cost of services rendered	20	(987,054)	(520,041)

Gross profit		221,288	134,485

Selling, general and administrative expenses	20	(12,855)	(14,043)
Other income, net expenses	20	(113,089)	5,163

Operating expenses		(125,944)	(8,880)

Operating profit		95,344	125,605

Finance expenses	21	(97,065)	(28,929)
Finance income	21	16,474	5,618
		(80,591)	(23,311)

Net income before income and social contribution taxes		14,753	102,294

Current income tax and social contribution	22	(29,572)	(14,685)
Deferred income tax and social contribution	22	(5,703)	(5,227)

Profit (loss) for the period		(20,522)	82,382

Profit (loss) Attributable to:
Controlling interest		(64,325)	78,285
Non-controlling interests		43,803	4,097

Number of shares at period end		1,522,136,000	261,920,439

Earnings (loss) per share (basic and diluted) at the end of the year - in R$		(0.01)	0.31

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of comprehensive income (Unaudited)

Semesters ended June 30, 2023, and 2022

(Values expressed in thousands of US Dollars)

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Profit (loss) for the period	(20,522)	82,382
Items that are or may be reclassified subsequently to profit or loss:
Exchange rate change on goodwill on investee abroad	27,020	(1,070)
Accumulated translation adjustment	(151,695)	(74,352)
Other comprehensive loss for the period, net of tax	(124,675)	(75,422)
Total comprehensive income (loss), net of taxes	(145,197)	6,960

Attributable to:
Controlling interest	(189,000)	2,863
Non-controlling interest	43,803	4,097
	(145,197)	6,960

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of changes in equity (Unaudited)

Semesters ended June 30, 2023, and 2022

(Values expressed in thousands of Brazilian Reais)

				Profit Reserves						Total
	Capital	Earn-out	Expenses on the issuance of shares	Legal reserve	Unrealized income reserve	Capital transactions	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	attributable to the controlling shareholder	Non-controlling interests	Total
Balances at January 1st, 2022	261,920	-	-	13,936	162,212	(116,486)	984	3,428	-	329,402	11,924	341,326

Adjustment from previous years	-	-	-	-	3,531	14,489	-	-	-	18,020	-	18,020
Participation of non-controllers	-	-	-	-	-	-	-	-	-	-	24,152	24,152
Other comprehensive loss	-	-	-	-	-	-	-	(75,422)	-	(75,422)	-	(75,422)
Net income for the period	-	-	-	-	-	-	-	-	78,285	78,285	4,097	82,382

Balance, June 30, 2022 (unaudited)	261,920	-	-	13,936	165,743	(101,997)	984	(71,994)	78,285	346,877	40,173	387,050

Balance at January 1st, 2023	261,920	-	-	22,011	280,806	(110,218)	-	(89,165)	-	365,354	81,734	447,088

Issue of 177,977,323 new shares	263,004	-	-	-	-	-	-	-	-	263,004	-	263,004
Adjustment from previous years	-	-	-	-	-	(2,411)	-	-	-	(2,411)	-	(2,411)
Equity valuation adjustment	-	-	-	-	-	-	-	(3,356)	-	(3,356)	-	(3,356)
Net income for the period	-	-	-	-	-	-	-	-	13,288	13,288	7,885	21,173
Initial transactions with shareholders 03.03.2023	307,714	-	-	(22,011)	(280,806)	16,940	-	(8,549)	(13,288)	-		-
Adjustment from previous years	-	-	-	-	-	-	-	-	-	-	(4,564)	(4,564)
PIPE	595,746	-	-	-	-	-	-	-	-	595,746	-	595,746
HPX trust account balance at CST&T	48,083	-	-	-	-	-	-	-	-	48,083	-	48,083
initial collection HPX 03.03.2023	(41,750)	-	-	-	-	-	-	-	-	(41,750)	-	(41,750)
Earn-out	-	(2,349)	-	-	-	-	-	-	-	(2,349)	-	(2,349)
Exchange variation on capital transactions	-	-	-	-	-	4,257	-	(4,257)	-	-	-	-
Expenses on the issuance of shares	-	-	(119,822)	-	-	-	-	-	-	(119,822)	-	(119,822)
Realization of costs in the issuance of shares	-	-	119,822	-	-	-	-	-	-	119,822	-	119,822
Net income for the period	-	-	-	-	-	-	-	-	(64,325)	(64,325)	43,803	(20,522)
Equity valuation adjustment	-	-	-	-	-	-	-	(120,418)	-	(120,418)	-	(120,418)

Balance, June 30, 2023 (unaudited)	1,434,717	(2,349)	-	-	-	(91,432)	-	(225,745)	(64,325)	1,050,866	128,858	1,179,724

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of cash flows (Unaudited) – Indirect Method

Semesters ended June 30, 2023, and 2022

(Values expressed in thousands of US Dollars)

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Cash flows from operating activities
Profit (loss) for the period	(20,522)	82,382

Adjustments for non-cash items
Depreciation and amortization	73,090	42,264
Expected credit losses	(15)	(28)
Residual value of written-off property, plant and equipment and intangible assets	9,456	23,433
Provision for contingencies	(225)	(144)
Income tax and social contribution - Deferred	5,703	5,227
Interest on loans and financing, debentures and exchange-rate change	78,049	(20,361)

Changes in assets and liabilities:
Accounts receivable	19,425	(71,614)
Recoverable taxes	(7,544)	45
Prepaid expenses	2,751	(14,711)
Advances to suppliers	(28,406)	25,248
Inventories	(7,982)	(2,043)
Other accounts receivable	(7,019)	12,723
Suppliers	(52,106)	3,409
Salaries and social security charges	(32,316)	9,500
Taxes payable	1,989	(3,518)
Other accounts payable	37,214	3,478
Cash generated from operating activities	71,542	95,290
Interest paid on loans and financing	(24,803)	(5,724)
Interest paid on debentures	(46,891)	-
Interest paid on leases	(1,411)	(1,185)
Income tax and social contribution	(12,154)	(595)

Net Cash generated from operating activities	(13,717)	87,786

Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(25,169)	(140,365)
Payment of obligations from acquisition of investments	(64,923)	(40,116)
Acquisition of property, plant and equipment and intangible assets	(108,955)	(78,715)

Net cash used in investing activities	(199,047)	(259,196)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	(47,900)	-
Increase in minority interest	699,532	-
Capital Increase	-	-

Attributed to financing
Related parties	104,509	(101,675)
Lease payments - Principal	(28,392)	(7,332)
Proceeds from loans and financing	37,765	7,255
Proceeds from debentures	-	335,500
Funding of debentures	1,028	-
Payments of loans and financing - Principal	(63,980)	(33,396)
Payment of share issue costs	-	(5,299)
Net cash generated from financing activities	702,562	195,053

Increase in cash and cash equivalents	489,798	23,643

Exchange rate change in cash and cash equivalents	(69,576)	14,669

Cash and cash equivalents at the beginning of the period	271,607	118,918

Cash and cash equivalents at the end of the period	691,829	157,230

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the unaudited interim condensed consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

1.	General information

Ambipar Emergency Response (“Group”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group” or “Company”) in the Emergency Response segment, it’s part of the Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.

The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Group also offers the environmental services in specialized industrial clean.

The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 300 bases around the world, employs more than 150,000 trained collaborators and responds to emergencies on call 24 hours a day, 365 days a year.

On July 6, 2022, Emergência Participações (“Ambipar Response”) entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the Company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, Ambipar Response became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.

1.1.	Activity in the Response segment

The principal business activities of the Ambipar Emergency Response comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

As of June 30, 2023, and December 31, 2022, the Ambipar Emergency Response’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.

1.2.	Relevant events

Completion of the transaction with HPX and listing of Ambipar Emergency Response on the NYSE

On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022, by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub ("Closure"). As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response, a company incorporated in the Cayman Islands. Ambipar Emergency Response (“AMBI”) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American). The Company now holds a 70.8% interest in AMBI after the conclusion of the de-SPAC process. Additional details regarding the accounting impacts of the de-SPAC process for the Company's consolidated financial statements are presented in Note 7.

1.3.	Organization and Plan of Business Operation

a)	Transfer of Ambipar Response Limited and Ambipar Howells Consultancy Limited to Emergência Participações S.A.

As per decided at the general meeting of the extraordinary reorganization on October 2021, following the plan of business operation for companies under common control, the entities Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited, both previously directly controlled by the Ambipar Group, became the wholly subsidiaries of Emergência Participações S.A. that provides the same activities as the original companies.

b)	Incorporation of Ambipar Holding USA, Ambipar Holdings UK Limited, Ambipar Holding Canada e Ambipar Holding Ireland

In 2020 and 2021, the Ambipar Emergency Response set up four holding companies, Ambipar Holding USA, Inc (“Ambipar USA”) Ambipar Holding Canada, Inc (“Ambipar Canada”), Ambipar Holdings UK Limited (“Ambipar UK”) and Ambipar Holding Ireland Limited (“Ambipar Ireland”) in order to acquire business in those locations, following the Ambipar Emergency Response’s plan of business operation.

c)	Acquisition of Inversiones Disal Emergencia

On June 28, 2021, the Group acquired 100% of the shares of Inversiones Disal Emergencia (“acquired”). As a result, the company Inversiones Disal Emergencia ("Acquired”) became a subsidiary of Emergência Participações S.A. with the same activities as the original company (See in Note 1.3).

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

List of subsidiaries

The Unaudited Condensed Consolidated Interim Financial Statements include the individual statements of the entities of the Ambipar Emergency Response, listed below:

	Place of Business/		Ownership held by Group		Ownership held by NCI
	Country of		30.06.2023	31.12.2022	30.06.2023	31.12.2022	Consolidation
Company	Incorporation	Controller	%	%	%	%	method
Emergência Participações S.A.	Brazil	Ambipar Participações	100.00	100.00	-	-	Full
Ambipar Howells Consultancy Limited	United Kingdom	Emergência Participações	100.00	100.00	-	-	Full
Ambipar Response Limited	United Kingdom	Emergência Participações	100.00	100.00	-	-	Full
Ambipar Response S.A.	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Ambipar Insurance Corretora de Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Ambipar Response Insurence - Atendimento a Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Atmo Hazmat Ltda	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Suatrans Chile S.A.	Chile	Emergência Participações	100.00	100.00	-	-	Full
Suatrans Peru S.A.C.	Peru	Suatrans Chile	99.78	99.78	0.22	0.22	Full
Suatrans Training S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
SIS - Servicios Industriales Especializados S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
Horvefel S.A.	Uruguay	Suatrans Chile	100.00	100.00	-	-	Full
SABI Tech S.A.	Colombia	Suatrans Chile	100.00	100.00	-	-	Full
Ambipar Holding USA, INC	United States of America	Emergência Participações	100.00	100.00	-	-	Full
Allied International Emergency LLC.	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
One Stop Environmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Intracoastal Invironmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Custom Environmental Services, INC	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
EMS Environmental, Inc	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Swat Consulting Inc.	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Professional Emergency Resource Services	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Ambipar Response L1 Inc	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Witt O'Brien"s LLC	United States of America	Ambipar Holding USA	100.00	100.00	-	-	Full
Navigate Communications Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Navigate Response (Asia) Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Navigate PR Limited	England and Wales	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Navigate Response Limited	England and Wales	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Strategic Crisis Advisors LLC	Georgia	Witt O'Brien"s LLC	100.00	100.00	-	-	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Witt O’Brien’s PR LLC	Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Witt O'Brien's USVI, LLC	U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Witt O'Brien's Payroll Management LLC	Delaware	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
O'Brien's Response Management, L.L.C.	Delaware	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S/A (c)	Brazil	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Witt O'Brien's Insurance Services, LLC	New Jersey	Witt O'Brien"s LLC	100.00	100.00	-	-	Full
Witt Associates do Brasil Consultoria Ltda. (c)	Brazil	Witt O'Brien"s LLC	-	50.00	-	50.00	No
Ambipar Holdings UK Limited	United Kingdom	Emergência Participações	100.00	100.00	-	-	Full
Enviroclear Site Service Limited	United Kingdom	Ambipar Holding UK	100.00	100.00	-	-	Full
Ambipar Holding Ireland Limited	Ireland	Ambipar Holding UK	100.00	100.00	-	-	Full
Lehane Environmental & Industrial Services Ltd	Ireland	Ambipar Holding Ireland	100.00	100.00	-	-	Full
Ambipar Holding Canadá, INC	Canada	Emergência Participações	100.00	100.00	-	-	Full
Emerge Hydrovac Inc.	Canada	Ambipar Holding Canadá	100.00	100.00	-	-	Full
Lynx Creek Industrial & Hydrovac Ltd.	Canada	Ambipar Holding Canadá	100.00	100.00	-	-	Full
Orion Environmental Services Ltd.	Canada	Ambipar Holding Canadá	100.00	100.00	-	-	Full
First Response Inc	Canada	Ambipar Holding Canadá	100.00	100.00	-	-	Full
Ambipar Response ES S.A.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Control Environmental Consulting S.A.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda. (a)	Brazil	Ambipar Response ES	38.50	38.50	61.50	61.50	Full
Bioenv Análises Ambientais Ltda (b)	Brazil	Ambipar Response ES	35.70	-	64.30	-	Full
RG Consultoria Técnica Ambiental S.A.	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda.	Brazil	RG Consultoria	51.00	51.00	49.00	49.00	Full
JM Serviços Integrados Ltda.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações Ltda.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	Brazil	Emergência Participações	100.00	70.00	-	30.00	Full
Desentupidora Belo Ltda.	Brazil	Emergência Participações	-	70.00	100.00	30.00	Full
Ambipar Response Gás Ltda.	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Inversiones Disal Emergencias S.A.	Chile	Emergência Participações	100.00	100.00	-	-	Full
Ambipar Atendimento Médico Hospitalar Ltda.	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Fênix Emergências Ambientais Ltda.	Brazil	Emergência Participações	100.00	100.00	-	-	Full
APW Ambiental e Transporte Ltda.	Brazil	Emergência Participações	100.00	100.00	-	-	Full
Dracares Apoio Marítimo e Portuário Ltda.	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda.	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
CK7 Serviços de Manutenção Industrial e Reparos em Geral Ltda.	Brazil	Emergência Participações	51.00	-	49.00	-	Full
C-Safety Comércio, Indústria e Serviços Ltda.	Brazil	Emergência Participações	51.00	-	49.00	-	Full
Ambipar Response Marine S.A.	Brazil	Ambipar Response Dracares Apoio Marítimo e Portuário S/A	80.00	-	20.00	-	Full
Plimsoll Serviços Ltda	Brazil	CK7 Serviços de Manutenção Industrial e Reparos em Geral Ltda	51.00	-	49.00	-	Full
EKMAN - Serviços Ambientais e Oceanograficos Ltda	Brazil	Ambipar Response Espírito Santo S.A.	60.00	-	40.00	-	Full
DFA Contracting Ltd	Canada	Ambipar Holding Canadá Inc.	100.00	-	-	-	Full

(a) The subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.

(b) The subsidiary Ambipar Response ES has a 51% interest in Bioenv Análises Ambientais Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.

(c) As described in Note 1 – General Information, the Company acquired, through its subsidiary Emergência Participações S.A., 100% of the company Witt O’Briens and the acquisition was completed on October 25, 2022; as a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., characterizing a joint venture.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

1.4.	Objective of preparing and presenting the unaudited interim condensed consolidated financial information for the six-months period ended June 30, 2023

The unaudited interim condensed combined interim financial information for the six-months period ended June 30, 2023, presented for comparative purposes as required by International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”), has been prepared on a combined basis as common control transaction to reflect the reorganization completed by December 31, 2021, disclosed in note 1.2 (a). Therefore, this audited interim condensed combined interim financial information presents properly the Ambipar Emergency Response’s performance for 6 six-months period ended June 30, 2021 considering that Emergência Participações S.A. was the parent company of the Ambipar Emergency Response.

After the reorganization referred above Emergência Participações S.A. became the parent company of all the entities belonging to the Ambipar Emergency Response. Consequently, the interim financial information for the six-months period ended June 30, 2022 has been prepared and presented on a consolidated basis in accordance with IFRS 10 – Consolidated financial statements.

1.5.	Authorization to issue these Unaudited Condensed Consolidated Interim Financial Statements

The issue of these Unaudited Condensed Consolidated Interim Financial Statements was authorized by the Management on August 28, 2023.

2.	Description of significant accounting policies

2.1.	Basis of presentations

As a result of the reorganization described below, these financial statements have been presented for all periods as if the Company was the holding company of the Group.

The Company became the holding company of the Group in March 2023 through a business combination (note 1.2) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.

These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its consolidated financial statements from the dates that it obtained control of the Group.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Upon conclusion of the business combination, the results of operations of the Group were included in the consolidated financial statements of the Company as if the company had always owned the Group.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared and presented in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Standards as issued by the International Accounting Standards Board.

The Unaudited Condensed Consolidated Interim Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.

The preparation of Unaudited Condensed Consolidated Interim Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

Ambipar Emergency Response’s Management states and confirms that all relevant information for the Unaudited Interim Condensed Consolidated Financial Statements is being evidenced and corresponds to the one used by Management in the administration.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.

The Ambipar Emergency Response’s businesses included in these Unaudited Condensed Consolidated Interim Financial Statements are not generated as a single legal entity. These Unaudited Condensed Consolidated Interim Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Ambipar Emergency Response had operated in a single legal entity during the years, or indicative of future results.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Ambipar Emergency Response will be able to discharge its liabilities.

2.2.	Basis of consolidation

These Unaudited Condensed Consolidated Interim Financial Statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

2.3.	New and amended standards adopted

A number of amended standards became applicable for the current reporting period. The Ambipar Emergency Response was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

2.4.	New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Of those standards applicable to the Ambipar Emergency Response, they are not expected to have a material impact on these Unaudited Condensed Consolidated Interim Financial Statements.

3.	Basis of measurement

3.1.	Currency translation

(a)   Functional and presentation currency

Items included in Ambipar Emergency Response’s Interim Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Unaudited Condensed Consolidated Interim Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.

(b)   Foreign currency

Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(c) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.

When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.2.	Use of accounting estimates and judgment

The preparation of the Unaudited Condensed Consolidated Interim Financial Statements in accordance with IFRS issued by IASB and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.

Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the Unaudited Condensed Consolidated Interim Financial Statements is presented in the following notes:

Impairment of non-financial assets

As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Revenue recognition

The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.

Lease term

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)

As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.

Business Combination Accounting

We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Expected credit losses related to trade and other receivables

The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.

It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

Income taxes

The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.

Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.

All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.

3.3.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.4.	Financial instruments

3.4.1.	Financial assets

Recognition and measurement

Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).

Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.

The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Ambipar Emergency Response establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.

Classification

In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).

A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.

A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

In addition, upon initial recognition, the Ambipar Emergency Response may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.

Financial assets – Business model assessment

The Ambipar Emergency Response makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

•	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•	how the performance of the portfolio is evaluated and reported to the Ambipar Emergency Response’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Ambipar Emergency Response’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Ambipar Emergency Response considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Ambipar Emergency Response considers:

•	contingent events that would change the amount or timing of cash flows.
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension feature; and
•	terms that limit the Ambipar Emergency Response’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Trade accounts receivable

Trade accounts receivable correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Group’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Group's normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.

Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.

Recognition and derecognition

The financial instrument is recognized in the Unaudited Condensed Consolidated Interim Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.

Impairment of financial assets

Expected credit losses

The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.

It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

a)	Recognition

The Ambipar Emergency Response recognizes loss allowances for ECLs on:

•	financial assets measured at amortized cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Ambipar Emergency Response also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.

The Ambipar Emergency Response measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•	other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Ambipar Emergency Response considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward-looking information.

The Ambipar Emergency Response assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Ambipar Emergency Response considers a financial asset to be in default when:

•	the debtor is unlikely to pay its credit obligations to the Ambipar Emergency Response in full, without recourse by the Ambipar Emergency Response to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

The Ambipar Emergency Response considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Ambipar Emergency Response is exposed to credit risk.

b)	Measurement

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Ambipar Emergency Response expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

c)	Credit-impaired financial assets

At each reporting date, the Ambipar Emergency Response assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the debtor;
•	a breach of contract such as a default or being more than 90 days past due;
•	the restructuring of a loan or advance by the Ambipar Emergency Response on terms that the Ambipar Emergency Response would not consider otherwise;
•	it is probable that the debtor will enter bankruptcy or other financial reorganization; or
•	the disappearance of an active market for a security because of financial difficulties.

d)	Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

e)	Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Derecognition of financial assets

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Group transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an "on lending" agreement; and (a) the Group has substantially transferred all risks and benefits related to the asset; or (b) the Group has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.

When the Group transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Group’s ongoing involvement with this asset.

3.4.2.	Financial liabilities

Initial recognition, classification and measurement

A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument.  Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and
•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

Borrowing costs

Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.

Loan costs are comprised by interest and other costs that the Group incurs in connection with fundraising.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.

Loans and financing

Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.

Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Warrant and Earn-out

Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the period.

Earn-out is related to the achievement of certain objectives in merger and acquisition operations, in which a part of the purchase price is deferred and based on the future performance of the company. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in the equity transaction account in the Company's equity.

Such operations are classified in IAS 32/IFRS 9 and are classified as derivative financial instruments, assets and liabilities. Fair value is calculated according to a Monte Carlo simulation model at each measurement date.

3.5.	Intangible assets and Goodwill

(i)	Software

Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;
•	management intends to complete the software and use or license it there is an ability to use or sell the software;
•	it can be demonstrated how the software will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•	the expenditure attributable to the software during its development can be reliably measured.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(ii)	Goodwill

Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

(iii)	Research and development

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

(iv)	Other Intangibles

Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(v)	Amortization

Amortization is recognized in the Unaudited Condensed Consolidated Interim statement of Income (loss) loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).

The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.

In the semester ended June 30, 2023, the Group reviewed the estimated useful lives of these assets, and no significant change was identified.

Other intangible assets, including customer relationships, work force, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

3.6.	Impairment of non-financial assets

An impairment loss is recognized in the Unaudited Condensed Consolidated Interim Financial Statements statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.

3.7.	Property, plant, and equipment

Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.

Subsequently incurred costs are added to the asset's book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item's cost can be reliably measured.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.

Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.

Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.

An asset's book value is immediately written down to its recoverable amount if the asset's book value is greater than its estimated recoverable amount, as impairment.

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.

Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in "Other net operating revenues (expense)" in the statement of income, as incurred.

3.8.	Trade accounts payable and other accounts payable

Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.

3.9.	Provisions

Provisions for lawsuits (labor, civil and tax) are recognized when: the Group has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.

The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.

3.10.	Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

3.10.1.	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Companies under the deemed income system

There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.

Companies under the taxable income system

The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The Group operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.

3.10.2.	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.

Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

3.11.	Revenue recognition

The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 - Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.

The Group revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

In addition, specific criteria for each of the Group’s activities must be met, as described below:

Rendering of services

The Group provides emergency services that includes prevention, training, and emergency response.

Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.

The Group recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Group has a right to receive for performance completed to date. The Group uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.

3.12.	Leases liabilities

As a lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines it’s the range incremental borrowing rate from 7,08% to 8,5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.13.	Distribution of dividends and interest on own capital

Payment of dividends and interest on capital to Group shareholders is recognized as a liability in the Unaudited Condensed Consolidated Interim Financial Statements at the end of the year, based on the by-laws that govern the Group’s companies.

Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.

The tax benefit of interest on own capital is recognized in the statement of income.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.14.	Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.15.	Non-controlling interests

The interest attributable to non-controlling shareholders was calculated based on the percentage of 49% on the total shareholders’ equity in 2022 and 30% on the 2021.

Set out below is summarized financial information for NCI that are material to the Group for June 30, 2023:

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Emergência Participações S.A.	Total
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
Current assets	51,923	17,654	40,072	4,605	65,145	25,929	5,626	9,796	1,400,282	1,621,032
Current liabilities	(44,843)	(21,580)	(23,664)	(1,716)	(22,022)	(8,749)	(1,644)	(6,547)	(938,376)	(1,069,141)
Current net assets	7,080	(3,926)	16,408	2,889	43,123	17,180	3,982	3,249	461,906	551,891
Non-current assets	96,562	71,225	94,450	5,005	67,930	18,104	4,187	2,039	2,319,013	2,678,515
Non-current liabilities	(52,662)	(19,359)	(25,618)	(1,601)	(13,293)	(21,660)	(438)	-	(2,042,190)	(2,176,821)
Non-current net assets	43,900	51,866	68,832	3,404	54,637	(3,556)	3,749	2,039	276,823	501,694

Net assets	50,980	47,940	85,240	6,293	97,760	13,624	7,731	5,288	738,729	1,053,585
Net assets controlling	50,980	47,940	85,240	6,293	97,760	13,624	7,731	5,288	738,729	1,053,585
Net assets nom-controlling	3,340	-	-	-	-	-	-	-	102,850	106,190

Accumulated NCI	12,655	19,377	22,944	2,124	22,130	1,464				81,734
Others adjustment from non-controlling	626	4,114	18,824	558	12,923	2,623	1,546	2,591	3,319	47,124
Accumulated NCI adjusted										128,858

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Emergência Participações S.A.	Total
Revenue	71,047	37,167	42,733	6,805	57,456	27,332	5,681	16,789	380,143	645,153
Cost of services rendered	(52,615)	(25,722)	(28,231)	(5,188)	(27,002)	(16,390)	(3,092)	(13,490)	(315,838)	(487,568)
Gross profit	18,432	11,445	14,502	1,617	30,454	10,942	2,589	3,299	64,305	157,585
Selling, general and administrative expenses	-	-	-	-	-	-	-	-	-	-
Other expense	(183)	1,661	647	92	13,059	(22)	1	(3)	(2,882)	12,370
Operating expenses	(183)	1,661	647	92	13,059	(22)	1	(3)	(2,882)	12,370
Operating profit	18,249	13,106	15,149	1,709	43,513	10,920	2,590	3,296	61,423	169,955

Finance costs	(5,037)	(454)	(3,112)	(96)	(190)	(2,509)	(40)	(71)	(33,276)	(44,785)
Finance income	276	102	377	22	2,072	12	74	60	940	3,935
Net finance costs	(4,761)	(352)	(2,735)	(74)	1,882	(2,497)	34	(11)	(32,336)	(40,850)
Profit before tax	13,488	12,754	12,414	1,635	45,395	8,423	2,624	3,285	29,087	129,105
Income tax and social contribution	(4,021)	(4,073)	(2,112)	(346)	(6,067)	321	(231)	(1,739)	(7,913)	(26,181)
Profit for the year	9,467	8,681	10,302	1,289	39,328	8,744	2,393	1,546	21,174	102,924
Profit for the year controlling	5,856	4,427	5,254	730	26,144	6,121	1,914	788	7,886	59,121
Profit for the year non-controlling	3,611	4,254	5,048	559	13,184	2,623	479	758	13,288	43,803
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	20.00%	49.00%	100.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.16.	Segment reporting

For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, which is comprised of the Chief Executive Officer of the Group, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.

The Group’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Unaudited Condensed Consolidated Interim Financial Statements.

For more information regarding the Group's non-current assets and net revenue by geographic area, refer to note 8.

3.17.	Earnings per share – basic and diluted

The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.

3.18.	Prepaid expenses

Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.

3.19.	Transactions eliminated on combination

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.20.	Finance income and finance costs

The Group’s finance income and finance costs include:

•	interest income.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

•	interest expense.
•	the net gain or loss on financial assets at FVTPL; and
•	the fair value loss on contingent consideration classified as a financial liability.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

3.21.	Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

3.22.	Financial risk management

The Group is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.

The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.

In the semester ended June 30, 2023, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.

Financial instruments are recognized only as from the date the Group becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.22.1.	Financial risk factors

In the normal course of business, the Group is exposed to market risks, including changes in interest rates and foreign currency rates.

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group's activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Group’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.

The management of risk is conducted by the treasure departments.

(a)	Market risk

Market risk is the risk that changes in market prices – e.g. Foreign exchange rate, interest rates and equity prices – will affect the Group´s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

(i)	Interest rate risk

Interest rate risk arises from the portion of debt pegged to the long-term interest rate – CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Group to cash flow interest rate risk.

Loans issued at fixed rates expose the Group to fair value risk associated with interest rate. Considering that a substantial part of the Group’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The Group set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:

▪	June 30, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	439,744	60,025	75,031	90,038
CDI – Loans	(655,028)	(89,411)	(111,764)	(134,117)
CDI – Debentures	(601,403)	(82,092)	(102,615)	(123,138)

Net exposure	(816,687)	(111,478)	(139,348)	(167,217)

▪	December 31, 2022

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	64,158	8,758	10,948	13,137
CDI - Loans and Financing	(717,418)	(97,928)	(122,410)	(146,892)
CDI – Debentures	(600,720)	(81,998)	(102,498)	(122,997)
Net exposure	(1,253,980)	(171,168)	(213,960)	(256,752)

Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments in debt securities.

The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.

The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.

Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.

No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in the semester ended June 30, 2023 and December 31, 2022.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The cash flow forecast is carried out by the Group’s Management. The Management monitors the continuous forecasts of Group’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Group’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements - for example, currency restrictions.

Surplus cash held by the Group beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of June 30, 2023, the Group maintained short-term funds of R$ 439,744 (R$ 64,158 as of December 31, 2022) which are expected to readily generate cash inflows to manage the liquidity risk.

The table below analyzes the Group’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	Total
June 30, 2023
Loans and financing	62,122	92,624	500,282	655,028
Loans and financing (interest)	8,946	13,338	72,040	94,324
Debentures	139,082	231,148	231,173	601,403
Lease liabilities	18,169	23,996	7,886	50,051
Suppliers and other accounts payable	199,868	9,223	-	209,091
	428,187	370,329	811,381	1,609,897

December 31, 2022
Loans and financing	67,656	92,624	500,282	660,562
Loans and financing (interest)	9,682	13,254	71,590	94,526
Debentures	84,187	169,806	346,727	600,720
Lease liabilities	16,700	24,385	11,240	52,325
Suppliers and other accounts payable	191,868	4,305	-	196,173
	370,093	304,374	929,839	1,604,306

(*) In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(d)	Regulatory and environmental risks

The Group is subject to the laws and regulations of the countries where it operates. The Group’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.

The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.

(e)	Foreign currency risks

On June 30, 2023, and December 31, 2022, the Group has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.

3.22.2.	Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.

In order to keep or adjust the capital structure, the Group may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.

The Group monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.

The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.

The financial leverage ratio on June 30, 2023, and December 31, 2022, can be summarized as follows:

Consolidated financial information	June 30, 2023	December 31, 2022
Loans and financing and debentures	794,110	801,605
Less: cash and cash equivalents	(691,829)	(271,607)

Net bank loans and financing	102,281	529,998

Total shareholders' equity	1,179,724	447,088

Total capital	1,282,005	977,086

Leverage ratio	8.0%	54.2%

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

3.22.3.	Fair value estimate

It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.

For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.

Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.

Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm's length transactions. Fair value hierarchy must have the following levels:

▪	Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
▪	Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
▪	Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Financial instruments by category

June 30, 2023:

		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	252,085	252,085
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	439,744	439,744
Accounts receivable	Amortized cost – Level 1	712,544	712,544
Related parties	Amortized cost – Level 2	25,886	25,886
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	655,028	655,028
Debentures	Amortized cost – Level 2	601,403	601,403
Suppliers	Amortized cost – Level 1	129,218	129,218
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

December 31, 2022:

		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	207,449	207,449
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	64,158	64,158
Accounts receivable	Amortized cost – Level 1	711,892	711,892
Related parties	Amortized cost – Level 2	26,180	26,180
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	717,418	717,418
Debentures	Amortized cost – Level 2	600,720	600,720
Suppliers	Amortized cost – Level 1	155,523	155,523
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

4.	Cash and cash equivalents

	June 30, 2023 (unaudited)	December 31, 2022
Cash and banks	252,085	207,449
Interest earning bank deposits	439,744	64,158
	691,829	271,607

Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 105% of the CDI for the semester ended June 30, 2023, and the year ended December 31, 2022.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

5.	Trade and other receivables

	June 30, 2023 (unaudited)	December 31, 2022
Trade notes receivable - domestic operations	228,915	153,333
Trade notes receivable - foreign operations	488,027	562,972
	716,942	716,305
Allowance for expected losses - doubtful accounts	(4,398)	(4,413)
	712,544	711,892

The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward-looking information.

It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

The Group allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.

Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.

The Group assumes that there was no significant decrease in ECL between December 2022 and June 2023, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

6.	Tax assets

6.1.	Tax asset

	June 30, 2023 (unaudited)	December 31, 2022
Prepaid Income tax and social contribution (IR/CS)	9,789	9,242
	9,789	9,242

Current	6,935	6,388
Non-current	2,854	2,854

6.2.	Other tax asset

	June 30, 2023 (unaudited)	December 31, 2022
Recoverable INSS (Social security tax) withheld	6,830	3,552
Recoverable PIS (Tax on sales)	345	230
Recoverable COFINS (Tax on sales)	1,631	1,062
Recoverable ICMS (State VAT)	334	214
IRRF (Withholding income tax) to offset	3,883	23,958
Other taxes recoverable	24,846	1,116
	37,869	30,132

Current	37,474	29,740
Non-current	395	392

7.	Business combinations

The Group made the following acquisitions from January 1, 2021 to June 30, 2023:

Base date	Target Company	Interest acquired (%)
Jan 2021	JM Serviços Integrados Ltda	70
Jan 2021	Lacerda e Lacerda Serv TR Emerg Amb Ltda	70
Jan 2021	MDTEC Engenharia e Serviços Ltda	100
Feb 2021	Enviroclear Site Services Limited	100
Feb 2021	Orion Environmental Services Ltda	100
June 2021	EMS Environmental, Inc	100
July 2021	ControlPar Participações S.A.	70
July 2021	Swat Consulting Inc.	100
July 2021	Professional Emergency Resource Services	100
July 2021	SABI Tech S.A.S - Suatrans Chile	100
August 2021	Fênix Emergências Ambientais Ltda	100
August 2021	APW Ambiental e Transporte Ltda.	100
Sep 2021	Emerge Hydrovac Inc,	100
Sep 2021	Lynx Creek Industrial & Hydrovac Ltd,	100
Sep 2021	Lehane Environmental & Industrial Services Ltd	100
Jan 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
Jan 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
Jan 2022	RG Consultoria Técnica Ambiental S.A.	51
Fev 2022	First Response Inc	100
Jun 2022	Bioenv Análises e Monitoramento Ambiental Ltda	51
Jun 2022	Ambipar Response Analytical S/A.	51
July 2022	Ambipar Response Fauna e Flora Ltda.	100
July 2022	Graham Utility Hydrovac Services	100
July 2022	Ambipar Response Tank Cleaning S/A	51
Aug 2022	Ridgeline Canada Inc.	100
Nov 2022	Witt O´Briens LLC	100
Feb 2023	Girassol Apoio Marítimo Ltda	80
Abr 2023	Plimsoll Serviços Ltda	51
Abr 2023	EKMAN - Serviços Ambientais e Oceanograficos Ltda	60
May 2023	DFA Contracting Ltd	100

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.1.	JM Serviços

In January 2021, the Company acquired 70% of the capital of JM Serviços Integrados Ltda (“JM Serviços”). Founded in 2002, JM Serviços specializes in emergencies in the railway modal and serves the southern region of the country.

7.2.	Lacerda & Lacerda

In January 2021, the Company acquired 70% of the capital of Lacerda & Lacerda Serviços de Transporte e Emergencies Ambientais Ltda (“Lacerda & Lacerda”). Founded in 1999, Lacerda & Lacerda is specialized in emergency care services, emergency care for chemical products, provision of technical and advisory services in road transport of cargo, provision of cargo removal services with the supply of materials and construction and provision of training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Minas Gerais.

7.3.	MDTec Engenharia

In January 2021, the Company acquired 100% of the capital of MDTec Engenharia e Serviços Ltda (“MDTec Engenharia”). Founded in 2017, MDTec Engenharia specializes in emergency response services for road ducts.

7.4.	Enviroclear

On February 4, 2021, Ambipar Holdings (UK) Limited, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Enviroclear Site Services Limited (“Enviroclear”).

Enviroclear was founded in 2000 and its main line of business activity is the total waste management service of all waste streams, including both liquids and solid hazardous and nonhazardous waste streams.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The acquisition consolidates the group's strategy of forming a service network that manages synergy in the provision of services in an integral way in the units that make up an international expansion of Ambipar Group.

7.5.	Orion (Canada)

On January 1, 2021, Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Orion Environmental Services Ltd (“Orion”) to acquire 100% of the issued and outstanding share capital.

Orion is a leading supplier of environmental solutions to Western Canada for the past 25 years, providing a wide range of solutions including: Hydro-Vac Units, Track Unit Hydro Vac, Fluid Transportation, Combo Units & Straight Vacs, Semi Vacs and Steam/Pressure Washer Units.

7.6.	EMS Environmental

On June 25, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Environmental Management Services Inc. (“EMS”) to acquire 100% of the issued and outstanding share capital.

EMS, founded in 1979 is an environmental service company specializing in comprehensive wastewater and drinking water utility management.

7.7.	Controlpar

On February 2, 2021 Emergência Participações S.A. entered into a Sale and Purchase Agreement with the shareholders of ControlPar Participações S.A. (“ControlPar”) to acquire 70% of the issued and outstanding share capital.

Additionally, on February 2, 2021 Emergência Participações S.A. and the shareholders of ControlPar, enter into a Shareholder agreement, in which among others matters, states that the non-controlling shareholders of ControlPar have a put option from January, 2027 to sell their total shares (30%) to Emergência Participações S.A. and Emergência Participações S.A. has a call option from January, 2025 to buy the total shares from the shareholders. Such Shareholder agreement was one and the final precedent conditions to the closing date of the business combination.

ControlPar was founded in 2008 and is a holding company that controlls 6 companies operating with environmental services, focussed on accident prevention, risk assessment and mitigation for environmental damage, such as: Environmental Licensing, Deployment of Environmental Programs, Geotechnology, Aerial Surveys, Oceanography, Hydrography, Computational Modeling, Management Systems (Environmental and Land), Industrial Environment.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.8.	SWAT

On July 6, 2021 Ambipar Holdings USA Inc entered into a Sale and Purchase Agreement with the shareholders of SWAT Consulting Inc (“SWAT”) to acquire 100% of the issued and outstanding share capital.

SWAT was founded in 2002 initially as an emergency spill response company, has grown into a multi-disciplinary team of environmental professionals providing innovative environmental services for the energy sector, construction, and transportation industries.

SWAT specializes in emergency spill response and emergency management, focusing on containment and recovery and management of the full scope of associated assessment, remediation, reclamation, terrestrial and aquatic ecology assessment and management, wildlife handling and management, and wetland assessment scopes.

7.9.	PERS

On July 30, 2021 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Arrowdale I, LLC. (“PERS”) to acquire 100% of the issued and outstanding share capital.

PERS was founded in 1989 and is a limited liability company primarily engaged in providing U.S. DOT regulatory compliance services, including providing shipping papers and safety data sheets, hazardous materials training programs and materials, third party administrator services for drug and alcohol testing programs, and after-hours call center for propane service companies, and an after-hour call center for emergency response and incident mitigation information to first responders and government agencies.

7.10.	SABI

On July 4, 2021 Suatrans Chile S.A. entered into a Sale and Purchase Agreement with the shareholders of SABI Tech S.A.S (“SABI”) to acquire 100% of the issued and outstanding share capital.

SABI has been operating for 17 years in services provision focused on responding to environmental emergencies in the road modal. It has 14 operational bases in Colombia, strategically located on the main routes and in points with a history of accidents.

7.11.	Fenix Emergências

In August 2021, the Company acquired 100% of the capital of Fênix Emergencies Ambientais Ltda (“Fênix”). Founded in 2014, Fênix is specialized in emergency care services, emergency care for chemical products, provision of technical services and advice on road freight transport, provision of cargo removal services with the supply of materials and labor and providing training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Rio de Janeiro.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.12.	APW Ambiental

In August 2021, the Company acquired 100% of the capital of APW Ambiental e Transporte Ltda. (“APW Environmental”). Founded in 2000, APW specializes in emergency response services, emergency service for chemicals, provision of cargo removal services with the supply of materials and labor, and road transport of hazardous products and waste management in the state. from Rio de Janeiro.

7.13.	Emerge

On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Emerge Hydrovac Inc. (“Emerge”) to acquire 100% of the issued and outstanding share capital.

Emerge operates in environmental emergencies and industrial services, focusing on road and industrial modalities. It has 3 operational bases in the states of British Columbia and Alberta, in Canada, offering a wide array of hydrovac services.

7.14.	Lynx

On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Lynx Creek Industrial & Hydrovac Ltd. (“Lynx”) to acquire 100% of the issued and outstanding share capital.

With 11 years of know-how, Lynx operates in environmental emergencies and industrial services, with a focus on modal, road and industrial. It has an operational base in the state of British Columbia in Canada and has earned 4.5 million Canadian dollars in the last 12 months.

7.15.	Lehane

On September 17, 2021 Ambipar Holding Ireland Limited. entered into a Sale and Purchase Agreement with the shareholders of Drain Patrol Environmental & Industrial Services Limited. (“Lehane”) to acquire 100% of the issued and outstanding share capital.

Lehane was founded in 1976 and brings a valuable asset to environmental projects or maintenance activities, by providing multiple services, from Hazardous Waste Disposal, Tank Cleaning to Emergency Response to spills, it eliminates the extra expense associated by using multiple vendors.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.16.	Dracares

On March 16, 2022, the Company entered into a purchase and sale agreement to acquire the launched and outstanding 51% of Dracares Apoio Marítimo e Portuário Ltda (“Dracares”).

Founded in 2004, Dracares specializes in offshore and onshore oil spill emergency assistance, operating separately to combat oil spills, scouts for seismic vessels, vessels for environmental data collection and bathymetry. It stands out in the fight against current communication, having 8 operational bases and 13 vessels, being a reference in its segment.

7.17.	Flyone

On March 18, 2022, the Company entered into a purchase and sale agreement to acquire 51% of the issued and outstanding share capital of Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda (“Flyone”).

Founded in 2000, Flyone specializes in air services for emergency response to forest fires, operating its own small, medium and large helicopters, ground support vehicles and special equipment. It owns 12 operational bases and 19 of its own aircraft.

7.18.	RG Consultoria

In March 2022, the Company acquired 51% of the capital of RG Consultoria Técnica Ambiental S.A. (“RG Consulting”). Founded in 2011, RG Consultoria specializes in emergencies in the modal railway and serves the southern region of Mato Grosso.

7.19.	First Response

On February 2, 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of First Response Inc (“First”).

Founded in 2007, First Response is a specialist in environmental emergency services with a focus on fire, training, simulations and outsourcing of firefighters and firefighting equipment, being a reference in its segment, has 8 operational bases in Canada, in the states of British Columbia and Alberta.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.20.	Bioenv

On June 29, 2022, the subsidiary Ambipar Response E.S. announced the acquisition of 51% of the capital stock of Bioenv Análises e Monitoramento Ambiental Ltda (“Bioenv”).

Founded in 2008, Bioenv specializes in environmental analysis and develops several monitoring projects in Brazil, including for companies multinationals. Located in the city of Aracruz/ES, it has a base with equipped analytical laboratories that allow an environmental assessment with quality accredited by CGCRE ISO/IEC INMETRO 17025.

7.21.	Girassol

On February, 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda (“Girassol”).

Founded in 2003, Girassol is specialist in Port support for anchored vessels such as embarkation/disembarkation of Crew; Support in the transport of cargo and various supplies to vessels anchored in Guanabara Bay; Bathymetry support; Support for ship repair activities and other related activities. It is located in the city of Niterói/RJ.

7.22.	Plimsoll

On April, 2023, the subsidiary Ambipar Response Tank Cleaning S/A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda (“Plimsoll”).

Established in 1993, Plimsoll supplies all the infrastructure and service hands to manufacture, maintenance and installation of steel structures or rig equipment, general mechanical services and heavy repairs, also engineer, manufacture and design offshore structures. It is located in the city of Rio das Ostras/RJ.

7.23.	EKMAN

On April, 2023, the subsidiary Ambipar Response E.S. announced the acquisition of 60% of the capital stock of EKMAN - Serviços Ambientais e Oceanograficos Ltda (“EKMAN”).

Created by oceanographers with extensive experience, with the aim of meeting the demand for quality environmental studies in the Oil and Gas market, and other sectors. With the advantage of having in its technical staff specialists in several environmental areas, Ekman has a wide spectrum of activities, which includes: environmental studies, data analysis, environmental diagnosis, operation and installation of meteorological and oceanographic sensors, environmental monitoring and development equipment and solutions. It is located in the city of Rio de Janeiro/RJ.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

7.24.	DFA

On May, 2023, the subsidiary Ambipar Holding Canadá Inc. announced the acquisition of 100% of the capital stock of DFA Contracting Ltd (“DFA”).

DFA has been in business since 2006 and is a service company that specializes in multi-well facility construction, pipeline construction, facility & pipeline maintenance, facility & wellsite decommissioning/abandonments, and reclamation for various producers in the Peace Region.

June 30, 2023 (unaudited):

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Total
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	22,467
Trade and other receivables	1,501	425	4,664	13,474	20,064
Inventories	50	-	-	-	50
Related parties loans	-	-	-	-	-
Other assets	112	7	616	517	1,252
Non-Current assets
Deferred taxes	-	-	-	-	-
Other assets	943	-	137	-	1,080
Permanent
Investments	-	-	-	-	-
Property, Plant and Equipment	3,425	490	1,894	9,096	14,905
Intangible assets	25	8	-	-	33
Separately Identified Intangibles	-	-	-	-	-
Intangibles - workforce	-	-	-	-	-
Added Value of Fixed Assets	-	-	-	-	-
Current liabilities
Trade and other payables	(122)	-	(1,677)	(1,371)	(3,170)
Loans and Financing	(47)	-	(525)	-	(572)
Employee benefits	(950)	(2)	(924)	-	(1,876)
Current income tax payable	(160)	(290)	(3,283)	-	(3,733)
Other liabilities	(450)	(1,333)	(5,581)	(8,302)	(15,666)
Non-current liabilities
Loans and Financing	-	-	-	(1,258)	(1,258)
Other liabilities	(55)	-	-	-	(55)
(-)Deferred taxes on Added Value					-
Attributable to the non-controlling Shareholders of the Group	-	-	-	-	-
Total identifiable net assets	5,798	2,229	3,741	21,753	33,521

Total amount of the consideration transferred	10,345	6,170	29,357	42,915	88,787
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(22,467)
(-)Assumed amount of the obligation to pay	(5,172)	(4,134)	(14,678)	(17,166)	(41,150)
Cash paid, net of cash received	3,647	(888)	6,259	16,152	25,170
					-
	10,345	6,170	29,357	42,915	88,787
	10,345	6,170	29,357	42,915	88,787

Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	42,915	88,787
	-	-	-	-	-
Total amount of identifiable net liabilities	(4,638)	(1,338)	(1,908)	(21,753)	(29,637)
Goodwill paid resulting from expected future profitability	5,707	4,832	27,449	21,162	59,150

Date of acquisition	03.21.2023	04.14.2023	04.26.2023	04.27.2023
Control start month	04/2023	04/2023	04/2023	04/2023
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda	Ambipar Response Espírito Santo S,A,	Ambipar Tank Cleaning S/A	Ambipar Holding Canadá Inc,
Acquisition Value	R$ 10,345	R$ 6,170	R$ 29,357	CAD 11,646,610
Percentage acquired	80%	60%	51%	100%

(*)	On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interin report. The goodwill for expected future profitability in 2023 was R$ 59,150 (R$ 508,174 in 2022).
(**)	In 2023, the Group spent R$ 25.169 (R$140,365 in 2022) on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

December 31, 2022:

Assets and liabilities acquired at fair value (a)	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Current assets
Cash and cash equivalents	-	985	3,125	2,843	889	387	2,172	8,866	-	11,139	30,406
Trade and other receivables	13,223	4,249	2,109	907	824	279	2,048	7,262	51,455	480,964	563,320
Inventories	628	2,012	-	-	-	-	-	722	313	-	3,675
Related parties loans	-	-	-	-	-	-	-	-	-	-	-
Other Assets	382	10,079	16,854	243	42	42	-	5,539	25,305	3,531	62,017
Non-Current assets
Deferred taxes	-	-	-	-	-	-	-	-	-	-	-
Other Assets	-	3,642	4,190	-	1,000	1,753	3,709	25	361	840	15,520

Permanent
Investments	-	-	-	-	-	-	-	-	-	6,583	6,583
Property, Plant and Equipment	4,275	20,366	36,657	689	149	3,534	414	6,313	3,534	18,844	94,775
Intangible assets	-	-	4	-	-	-	-	47	15,322	183,620	198,993
Separately Identified Intangibles	-	-	6,385	-	-	-	6,514	-	23,822	356,083	392,804
Intangibles - workforce	-	-	-	-	-	-	-	-	-	24,001	24,001
Added Value of Fixed Assets	-	-	16,865	1,351	-	-	116		-	-	18,332

Current liabilities
Trade and other payables	(1,257)	(1,243)	(6,306)	(14)	(19)	(476)	(19)	(1,210)	(29,202)	(78,199)	(117,945)
Loans and Financing	-	(1,787)	(6,716)	(224)	(81)	-	(74)	(397)	-	-	(9,279)
Employee benefits	-	(862)	(123)	(79)	(81)	(270)	413	(1,604)	(127)	(63,183)	(65,916)
Current income tax payable	(216)	(1,429)	(7,073)	(60)	(169)	(592)	(392)	(2,264)	-	(1,379)	(13,574)
Related parties loans	-	-	-	-	-	-	-	-	-	-	-
Other liabilities	(1,502)	(10,351)	(1,466)	(2,071)	(144)	(355)	(4,818)	(4)	(1,711)	(9,013)	(31,435)

Non-current liabilities				-				-
Loans and Financing	-	(2,439)	(7,724)	-	-	(78)	(330)	(836)	(11,353)	-	(22,760)
Other liabilities	-	(61)	(3,841)	-	-	(29)	227	(351)	(2,247)	(7,167)	(13,469)
(-) Deferred taxes on Added Value	-	-	(7,905)	(459)	-	-	(2,254)	-	(8,099)	(129,229)	(147,946)
Attributable to the non-controlling Shareholders of the Group	-	(3,999)	-	-	-	-	-	-	-	-	(3,999)
Total identifiable net assets at fair value	15,533	19,162	45,035	3,126	2,410	4,195	7,726	22,108	67,373	797,435	984,103

Attributable to the Controlling Shareholders of the Group	15,533	9,773	22,968	1,594	1,229	4,195	7,726	11,275	67,373	797,435	939,101
Attributable to the non-controlling Shareholders of the Group	-	9,389	22,067	1,532	1,181	-	-	10,833	-	-	45,002

Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
(-) Cash acquired	-	(985)	(3,125)	(2,843)	(889)	(387)	(2,172)	(8,866)	-	(11,139)	(30,406)
(-) Assumed amount of the obligation to pay	(40,907)	-	(25,000)	(10,000)	(803)	(14,620)	(10,387)	(17,850)	(52,915)	(157,827)	(330,309)
Cash paid, net of cash received (b) (c)	28,316	85,699	21,875	7,062	914	9,559	17,109	8,613	81,408	829,485	1,090,040

Primary	-				1,000						1,000
Secondary	69,223	86,684	50,000	19,905	1,606	24,566	29,668	35,329	134,323	998,451	1,449,755
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755

Determining goodwill from expected future profitability (a)
Total amount of the consideration transferred, Net	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
Added Value	-	(3,480)	-	-	-	-	-	-	-	-	(3,480)
Total Net amount of the identifiable net assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group	(15,533)	(9,773)	(22,968)	(1,594)	(1,229)	(4,195)	(7,726)	(11,275)	(67,373)	(797,435)	(939,101)
Goodwill paid resulting from expected future profitability	53,690	73,431	27,032	18,311	1,377	20,371	21,942	24,054	66,950	201,016	508,174

Date of acquisition	02.01.2022	02.16.2022	03.18.2022	03.18.2022	06.28.2022	07.06.2022	07.11.2022	07.26.2022	08.02.2022	10.24.2022
Company that acquired control	02/2022	01/2022	01/2022	01/2022	06/2022	07/2022	07/2022	07/2022	08/2022	11/2022
Company that acquired control	Ambipar Holding Canadá	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Holding Canadá	Emergência Participações S.A.	Ambipar Holding Canadá	Ambipar Holding USA, INC
Aquisition Value	CAD $ 16,625	R$ 86,684	R$ 50,000	R$ 19,905	R$ 2,606	R$ 24,366	CAD $ 7,200	R$ 35,000	CAD $ 33,000	$184,673
Percentage acquired	100%	51%	51%	51%	51%	100%	100%	51%	100%	100%

(a)	On the acquisition date, even though the Company evaluates the base date of the initial balance sheet of the acquired companies for purposes of determining the allocation of the purchase price and goodwill (discount). These acquisitions have provisional reports. The value of goodwill based on expected future profitability calculated for these acquisitions on December 31, 2022, was in the amount of R$ 508,174.
(b)	The acquisitions with control of the investees were carried out in early January 2022 (1Q2022) and in June 2022 (2Q2022), through a binding agreement with the transfer of control of the investees, while negotiating contractual clauses and the complete transfer of resources resulting from the defined payment installments.
(c)	In 2022, the Group spent BRL 1,090,040, on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
(d)	The Company has joint control of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., with a 50% voting interest, and, pursuant to contractual agreements, unanimous consent is required between all parties to the agreement for all relevant activities. The joint agreement is structured as a limited liability company and entitles the Company and the parties to the agreement to the net assets of the limited liability company. For this reason, this arrangement is classified as a joint venture.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

For the semester ended June 30, 2023, and June 30, 2022, the acquired companies contributed with the following net revenue and profit to the Group's results.

	June 30,2023 (unaudited)		June 30,2022 (unaudited)
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
First Response Inc	-	-	30,498	13,306
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	-	-	28,019	3,095
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	-	-	28,809	3,820
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	-	-	4,788	1,505
Ambipar Response Analytical S/A.	-	-	204	15
Ambipar Response Marine S/A	5,681	2,393	-	-
Ambipar Response Industrial Services S/A	16,789	1,546	-	-
Ambipar Response Environmental Consulting Offshore	3,177	1,920	-	-
DFA Contracting Ltd	8,201	1,322	-	-
Total	33,848	7,181	92,318	21,741

(*) see note 7.6.

If the above acquisitions had occurred on January 1st, 2023, and January 1st, 2022, management estimates that the consolidated net revenue and profit for the year would have been the following:

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Net Revenue	1,248,330	736,533
Profit (loss) for the period	(9,830)	99,509

In determining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.

Non-controlling interest

The shareholders' equity of the acquired companies, attributed to non-controlling and non-controlling companies, is composed of:

	2023
	Valor	%
Ambipar Response Marine S/A	1,160	20
Ambipar Response Environmental Consulting Offshore	892	40
Ambipar Response Industrial Services S/A	1,833	49
Total	3,885

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The group has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda, Bioenv Análises e Monitoramento Ambiental Ltda, Plimsoll Serviços Ltda, EKMAN - Serviços Ambientais e Oceanograficos Ltda and Ambipar Response Marine S/A all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.

To determine the economic value, the following steps are observed:

a.	Projection of companies' free cash flow;
b.	Determination of discount rates;
c.	Determination and calculation of goodwill;
d.	Estimate of the perpetuity of the business;

However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.

Goodwill

Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer's fair value of assets, liabilities and contingent liabilities acquired.

Customer relationship

The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.

Goodwill

The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Workforce

The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.

Brand

No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.

In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.

Obligation from acquisition

The payment schedule for obligations due to investment acquisition:

Year of maturity	Consolidated
2023	92,963
2024 – 1S	67,510
2024 – 2S	13,260
2025	23,870
197,603
Current	160,473
Non-current	37,130

Impairment tests

Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.

Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The Group used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.

Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Group to finance its activities.

As a result of the impairment test, as of December 31, 2022 and December 31st, 2021, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.

The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,377,566 (R$ 2,128,580 as of December 31, 2022). The Administration that foresees that the two hypotheses of alteration are reasonably possible.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

8.	Property, plant and equipment

(a)	Breakdown and changes

Changes in property, plant and equipment are as follows:

June 30,2023 (unaudited)
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
January 1, 2023	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,418	122	19,021	1,553	658	39,736	991	(23,129)	15,801	193	70,364
Additions	18,466	656	35,845	911	581	12,059	2,154	16,736	1,680	21,848	110,936
Write-offs	(664)	-	(1,979)	(62)	(149)	(15,224)	(258)	(3,632)	(38)	(2,248)	(24,254)
Initial purchase amount	1,485	309	10,148	468	190	11,875	-	-	1,700	-	26,175
Business combination (*)	-	-	1,188	(127)	440	994	34	-	-	-	2,529
Exchange-rate change	(1,266)	(2)	(12,009)	(795)	(437)	(16,099)	(489)	-	(61)	-	(31,158)
Balance	60,255	1,507	292,475	20,694	11,492	361,022	43,898	30,660	51,315	93,407	966,725

Accumulated depreciation
January 1, 2023	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	-	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(11)	(12,079)	(1,024)	(467)	(19,372)	(268)	-	-	(32)	(41,259)
Depreciation	(1,416)	(46)	(15,289)	(2,689)	(559)	(10,867)	(1,784)	-	(694)	(2,250)	(35,594)
Write-offs	-	-	252	-	136	11,248	(18)	-	8	643	12,269
Initial purchase amount	(296)	(106)	(3,986)	(190)	(118)	(6,363)	-	-	(211)	-	(11,270)
Business combination (*)	-	-	(154)	(35)	(51)	(308)	(2)	-	(146)	(821)	(1,517)
Exchange-rate change	391	-	8,459	562	323	7,990	343	-	26	-	18,094
Balance	(18,616)	(258)	(107,334)	(13,309)	(6,775)	(177,930)	(11,059)	-	(7,164)	(12,884)	(355,329)

Cost	60,255	1,507	292,475	20,694	11,492	361,022	43,898	30,660	51,315	93,407	966,725
Depreciation and amortization	(18,616)	(258)	(107,334)	(13,309)	(6,775)	(177,930)	(11,059)	-	(7,164)	(12,884)	(355,329)
	41,639	1,249	185,141	7,385	4,717	183,092	32,839	30,660	44,151	80,523	611,396

(*) purchase of investees conforms informed in note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

December 31,2022
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
January 1, 2022	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	-	560,966
Transfers	6,048	97	(22,914)	(950)	507	(8,094)	21,109	(31,180)	4,473	(30)	(30,934)
Additions	2,268	96	75,884	3,137	2,251	90,168	10,894	30,631	642	17,335	233,306
Write-offs	(1,531)	-	(14,254)	(2,304)	(116)	(10,856)	(969)	(9,871)	(3,821)	-	(43,722)
Initial purchase amount	1,707	-	14,956	13,048	863	10,456	541	4,667	19,341	39,887	105,466
Business combination (*)	15	-	4,304	26	61	1,785	-	-	5,837	16,422	28,450
Exchange-rate change	(2,403)	-	(15,699)	(714)	(472)	(21,448)	(337)	(3)	(323)	-	(41,399)
Balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133

Accumulated depreciation
January 1, 2022	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	-	(963)	-	(264,570)
Transfers	(3,875)	-	14,434	229	(157)	(3,821)	(66)	-	-	9	6,753
Depreciation	(2,696)	(31)	(22,120)	(1,390)	(1,168)	(31,784)	(4,942)	-	(960)	(3,645)	(68,736)
Write-offs	919	-	12,829	1,085	260	6,798	955	-	604	-	23,450
Initial purchase amount	(53)	-	(2,950)	(7,194)	(212)	(4,544)	(246)	-	(4,590)	(5,419)	(25,208)
Business combination (*)	(1)	-	(92)	(5)	(2)	(116)	-	-	(292)	(1,369)	(1,877)
Exchange-rate change	2,368	-	14,586	441	472	15,958	257	-	54	-	34,136
Balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	-	(6,147)	(10,424)	(296,052)

Cost	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Depreciation and amortization	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	-	(6,147)	(10,424)	(296,052)
	17,527	327	155,724	8,813	4,170	167,423	32,136	40,685	26,086	63,190	516,081

(*) purchase of investees conforms informed in note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(b)	Rates of depreciation

The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	15.43
Buildings	10–25	4.13
Vessels	5–20	8.88
Tools	4–10	12.50
Equipment	2–10	22.88
Facilities	3–10	11.43
Software license	5	20.00
Machinery and equipment	3–20	14.97
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.91
Software	5	20.00
Vehicles	3–10	19.69
Vehicles – Fleet	2–10	20.71

(c)	Relevant maintenance costs

The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:

a) Main components and parts;

b) Own services or services contracted from third parties for the replacement of components and parts;

c) Own or outsourced services for relevant maintenance and cleaning; and

d) Fixed plant costs during the maintenance period, inventory losses, etc.

(d)	PPE held as collateral

In the semester ended on June 30, 2023, the amount of R$ 125,691 (R$ 119,707 as of December 31, 2022) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(e)	Impairment

Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.

The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	20.19
Terminal value growth rate	3.4

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital.

Estimated EBITDA was projected considering histories and forecasts as follows:

▪	CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;
▪	Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
▪	Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.

For the semester ended June 30, 2023, and the year ended December 31, 2022, the estimated value in use exceeded the carrying amount.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(f)	Leasehold improvements

Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP with a related company of the Group, which owns the property, for a period of five years, signed in 2021.

(g)	Right-of-use assets

	Opening balance on January 1st, 2023	New agreements	write-offs	Transfers	Exchange-rate change	Business Combination	Depreciation	Cost	Accumulated depreciation	Net value June 30, 2023 (unaudited)
Right-of-use	68,275	28,195	(472)	(29,269)	(1,101)	-	(17,149)	94,125	(45,646)	48,479

	68,275	28,195	(472)	(29,269)	(1,101)	-	(17,149)	94,125	(45,646)	48,479

	Opening balance on January 1st, 2022	New agreements	Transfers	Exchange-rate change	Business Combination	Depreciation	Cost	Accumulated depreciation	Net value December 31, 2022
Right-of-use	35,225	3,259	1,835	(1,933)	1,461	(30,567)	12,967	(61,395)	68,275

	35,225	3,259	1,835	(1,933)	1,461	(30,567)	12,967	(61,395)	68,275

They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Group’s business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP, which are subject to market conditions.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

9.	Intangible assets

(a)	Breakdown and changes

Changes in intangible assets are as follows:

	June 30,2023 (unaudited)
	Trademarks and patents	Software	Client portfolio	Know- how	Non- Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,304	(10,034)	379	83	31	763
Additions	-	2,604	-	-	-	2,604
Write-offs	-	(6)	-	-	-	(6)
Business combination	-	49	-	-	-	49
Fair value added value	(508)	-	(5,300)	-	1,162	(4,646)
Exchange-rate change	(2,606)	(2,580)	(25,355)	(66)	(177)	(30,784)
Closing balance	43,770	27,936	315,358	10,254	3,911	401,229

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	(210)	(55)	(183)	(95)	(35)	(578)
Additions	-	(4,773)	-	-	-	(4,773)
Write-offs	-	6	-	-	-	6
Business combination	-	(16)	-	-	-	(16)
Fair value added value	(2,418)	-	(10,101)	(1,025)	(513)	(14,057)
Exchange-rate change	213	(617)	901	-	22	519
	(3,654)	(8,361)	(16,224)	(2,895)	(817)	(31,951)

Cost	43,770	27,936	315,358	10,254	3,911	401,229
Accumulated amortization	(3,654)	(8,361)	(16,224)	(2,895)	(817)	(31,951)
	40,116	19,575	299,134	7,359	3,094	369,278

	December 31,2022
	Trademarks and patents	Software	Client portfolio	Know- how	Non- Compete	Total
Cost
Opening balance	2,315	9,353	2,074	-		13,742
Transfers	(3,884)	(1,327)	3,724	-	-	(1,487)
Additions	-	1,276	-	-	-	1,276
Write-offs	(3,847)	(2,801)	(182)	-	-	(6,830)
Business combination	12,238	33,141	-	-	-	45,379
Fair value-added value	30,405	-	340,303	10,237	2,895	383,840
Exchange-rate change	(647)	(1,739)	(285)	-	-	(2,671)
Closing balance	36,580	37,903	345,634	10,237	2,895	433,249

Accumulated amortization	-	(3,892)	(218)	-	-	(4,110)
Opening balance	-	1,356	-	-	-	1,356
Transfers	-	(848)	(69)	-	-	(917)
Additions	-	811	-	-	-	811
Write-offs	-	(509)	-	-	-	(509)
Business combination	(1,248)	-	(6,618)	(1,775)	(291)	(9,932)
Fair value-added value	9	176	64	-	-	249
Exchange-rate change	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)

Cost	36,580	37,903	345,634	10,237	2,895	433,249
Accumulated amortization	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
	35,341	34,997	338,793	8,462	2,604	420,197

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

June 30, 2023 (unaudited)
Goodwill
Cost
Opening balance	1,192,302
Additions	59,150
Added Value Transfer	755
Due Diligence Adjustment	151
Response Price Adjustment	1,383
Exchange-rate change	(64,885)
Closing balance	1,188,856

December 31, 2022
Goodwill
Cost
Opening balance	585,746
Transfers	(17,511)
Additions	532,175
Business combination	154,122
Response Price Adjustment	7,914
Exchange-rate change	(70,144)
Closing balance	1,192,302

(*) On July 11, 2014, the subsidiary Witt O'Briens acquired the controlling stake in Witt O'Brien's, a global leader in preparedness, crisis management and disaster response and recovery, through the acquisition of a stake in 45.8% of its partner for $35.4 million in cash. The Company performed a fair value analysis, and the purchase price was allocated to the acquired assets and liabilities based on their fair values, resulting in US$48.1 million of recorded goodwill. In October 2016, Witt O'Brien's announced the launch of a strategic growth program to focus on core services, eliminating non-core and lower margin businesses. Witt O'Brien's core services include providing resiliency solutions to key areas of critical infrastructure, including but not limited to government, energy, transportation, healthcare, and education, in the United States and abroad. Witt O'Brien's protects and enhances its customers' business value by strengthening their ability to prepare for, respond to and recover from natural and man-made disasters, including hurricanes, infectious diseases, terrorism, cyber breaches, oil spills, incidents browsing and other interruptions. Operations scheduled for disposal include a government relations unit, the Company's operations in Europe (mainly the UK), software products and an insurance unit. As a result of the restructuring, during the year ended December 31, 2016, Witt O'Brien's identified indicators of impairment for some of its intangible assets and goodwill, resulting in impairment charges of US$29.6 million. The estimates and assumptions used by the Company for its annual goodwill impairment test are typically developed as part of the Company's routine business planning and forecasting process. Although the Company believes that its assumptions and estimates are reasonable, the Company's actual performance in relation to its estimates may produce different results and lead to additional impairment losses in future periods.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Carrying amounts	June 30, 2023 (unaudited)	December 31, 2022
Indefinite life	1,228,972	1,227,643
Definite life	329,162	384,856
	1,558.134	1,612,499

(b)	Rates of amortization

The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%
Workforce	5	20%
Non-Compete	5	20%
(*) Undefined useful life

(c)	Impairment

Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).

10.	Loans and financing

10.1.	Breakdown

			June 30, 2023 (unaudited)		December 31, 20222
Description	Financial charges - % p,a, (*)	Maturity	Current	Non- Current	Current	Non- Current
Working capital	0.84% + CDI e 6.36%	March 2027	30,687	498,650	39,103	558,608
Investment financing	14.40%	June 2027	26,882	71,770	25,329	83,375
Financial leases liabilities	14.26%	September 2027	4,553	22,486	3,224	7,779
			62,122	592,906	67,656	649,762

(*) Effective weighted average annual cost of interest on June 30, 2023.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

10.2.	Description

(i)	Working capital: working capital operations are fixed at a weighted average rate of 0,84% + CDI e 6.36%, and mature from July 2023 to March 2027;

(ii)	Investment financing (FINAME): acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 14.40% p.a., with monthly amortization and the last installment due in June 2027; and

(iii)	Financial: fixed-rate contracts with a weighted average of 14.26% p.a., monthly amortization and the last installment due in September 2027.

10.3.	Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2023	717,418
Borrowing	37,765
Interest expense	26,807
Principal paid	(63,980)
Interest paid	(24,803)
Business Combination	1,830
Cash for asset acquisition - non-cash event	4,585
The effect of changes in foreign exchange rates	(44,594)
Balance at June 30, 2023 (unaudited)	655,028

Balance at January 1st, 2022	155,304
Borrowing	7,255
Interest expense	6,320
Principal paid	(33,396)
Interest paid	(5,724)
Business Combination	18,971
Cash for asset acquisition - non-cash event	30,145
The effect of changes in foreign exchange rates	(9,403)
Balance at December 31, 2022	169,472

Loan and financing agreements do not have restrictive clauses.

10.4.	Payment schedule of installments of non-current liabilities

Year of maturity:	June 30,2023 (unaudited)	December 31, 2022
2024	42,750	59,026
2025	49,873	58,229
2026	40,070	44,016
2027	460,624	489,449
2028	5,215	6,492
	598,532	657,212

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

10.5.	Guarantees

Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).

Working capital loans are guaranteed by the Group’s shareholders’ guarantees.

11.	Debentures

11.1.	Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p,a, (*)	Mature	June 30, 2023 (unaudited)	December 31, 2022	June 30, 2023 (unaudited)	December 31, 2021
Debentures	CDI + 2.65 e 3.5	February 2028	139,082	84,187	462,321	516,533
			139,082	84,187	462,321	516,533

11.2.	Payment schedule of installments for non-current liabilities

Year of maturity:	June 30,2023 (unaudited)	December 31, 2022
2024	-	55,250
2025	117,750	117,750
2026	117,738	117,738
2027	117,756	117,756
2028	117,756	117,756
Total	471,000	526,250

Funding cost (long term)	(8,679)	(9,717)
	462,321	516,533

(*) For the year of maturity, the Company considers the period from July 2023 to June 2024 as current, and so on for other years in the segregation of non-current.

11.3.	Description of debentures

Emergência Participações S.A.

On February 23, 2022, the members of the Company's Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Group's business.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.

On September 15, 2022, the Management of the subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, they deliberated and approved the 2nd issue of simple debentures, non-convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, in the amount of R$ 250,000. The funds raised were used to recompose the Company's cash and general corporate uses.

The debentures have final maturity in September 2028, principal payment will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in March 2023.

11.4.	Contractual restrictions and covenants

The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.

In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.

As of June 30, 2023, there were no events that could lead to breach of contract.

(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Group.

12.	Trade and other payables

	June 30, 2023 (unaudited)	December 31, 2022
Trade payables – supply chain financing arrangement - domestic operations	9,156	10,562
Trade payables – supply chain financing arrangement - foreign operations	120,062	144,961
	129,218	155,523

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

13.	Tax payable

13.1.	Current income tax payable

	June 30, 2023 (unaudited)	December 31, 2022
Income tax	13,484	10,182
Social contribution	3,911	2,816
	17,395	12,998

13.2.	Other tax payable

	June 30, 2023 (unaudited)		December 31, 2022
	Current	Non-current	Current	Non-current
PIS	3,066	-	1,669	-
COFINS	13,751	-	7,675	-
ICMS	265	-	173	-
ISS	1,506	-	1,111	-
IVA	3,464	193	18,098	-
Other taxes	178	897	3,561	818
Installment	398	6,579	745	7,168
IRRF	578	-	687	-
	23,206	7,669	33,719	7,986

13.3.	Installments

Balance of installment payments as of June 30, 2023

The balance of installments as of June 30, 2023, comes basically from subsidiaries, and is composed as follows:

	June 30, 2023 (unaudited)		December 31, 2022
	Current	Non-current	Current	Non-current
Simples National	-	1,168	6	1,168
Social Security - PGFN	-	(30)	-	296
Other PGFN debits	508	4,823	560	4,978
Social Security - RFB	45	195	54	428
Other RFB debits	(167)	63	-	63
Installment payment - INSS	-	-	83	-
PIS installment payment	-	13	-	13
COFINS Installment	-	90	-	90
Installment payment - IRRF	-	11	-	11
ISS installment payment	12	246	-	64
Other	-	-	42	57
	398	6,579	745	7,168

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

14.	Leases liabilities

14.1.	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).

14.2.	Leases liabilities

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1, 2023	52,325	(5,266)	47,059

Additions	28,863	(668)	28,195
Opening Balance	35	-	35
Write-off of contracts	(158)	47	(111)
Payments - Principal	(28,392)	-	(28,392)
Interest payment	(1,395)	(16)	(1,411)
Interest appropriation	-	1,469	1,469
Exchange-rate change	(1,228)	33	(1,195)

Balance at June 30, 2023 (unaudited)	50,050	(4,401)	45,649

Current	18,169	(2,012)	16,157
Non-current	31,881	(2,389)	29,492

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1, 2022	36,613	(4,946)	31,667

Additions	35,752	(3,162)	32,590
Business combination	15,908	(1,298)	14,610
Payments - Principal	(32,802)	-	(32,802)
Interest payment	(2,363)	(37)	(2,400)
Interest appropriation	-	4,183	4,183
Exchange-rate change	(783)	(6)	(789)

Balance at December 31, 2022	52,325	(5,266)	47,059

Current	16,700	(2,289)	14,411
Non-current	35,625	(2,977)	32,648

It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” – in current and non-current liabilities.

The lease payments maturity analysis was settled out in note 3.4.12 showing the undiscounted lease payments to be received after the reporting date.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

15.	Provision for contingencies and judicial deposits

15.1.	Breakdown

As of June 30, 2023, and December 31, 2022, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	June 30, 2023 (unaudited)		December 31, 2022
Probable contingencies:	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Labor and social security contingencies	518	382	826	607
	518	382	826	607

The Group is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.

The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.

Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.

15.2.	Rollforward of provision for contingencies

Changes in provision for contingencies as of June 30, 2023, and December 31, 2022, are as follows:

Consolidated
(=) Balance at 1 de January 2022	181
(+) Provisions made during the year	518
(-) Provisions reversed during the year	-
(-) Provisions used during the year	(92)
(=) Balance at 31 December 2022	607
(+) Provisions made during the year	135
(-) Provisions reversed during the year	(360)
(-) Provisions used during the year	-
(=) Balance at June 30, 2023 (unaudited)	382

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

15.3.	Descriptions of contingencies

Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.

Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group’s companies.

On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.

The Group has labor contingencies classified as a possible loss as of June 30, 2023, in the amount estimated by its legal advisors of R$ 1,457 (as of December 31, 2022, in the amount of R$ 1,000).

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

16.	Related parties

16.1.	Breakdown

The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	June 30, 2023 (unaudited)	December 31, 2022
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,500
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	196	196
Ambipar R&D Pesquisa e Desenvolvimento Ltda	43	43
Ambipar Logistics Ltda	1,815	1,815
Environmental ESG Participações S.A.	9,095	9,095
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,078	6,078
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,154	1,154
Ambipar Environment Waste Logistics Ltda	729	943
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar Insurance - Corretora de Seguros Ltda	-	42
Ambipar Coprocessing Ltda	-	2
Disal Chile Servicios Integrales Ltda	-	49
Gestión de Servicios Ambientales S.A.C.	13	-
	25,886	26,180
Liabilities:
Dividends payable:
Controlling shareholder	38,355	69,509
Non-controlling shareholders	4,834	7,400
	43,189	76,909

Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	543,800	703,165
Ambipar Eco Products S.A.	2,209	2,212
Ambipar Environment Waste Logistics Ltda	1,205	1,088
Ambipar Environmental Solutions - Soluções Ambientais Ltda	3,203	1,332
Environmental ESG Participações S.A.	9,731	9,731
Disal Chile Sanitarios Portables Ltda	184	199
Gestión de Servicios Ambientales S.A.C.	35	165
Recitotal PR – Comércio transporte e serviços ltda	6	-
Ambipar R&D Pesquisa e Desenvolvimento Ltda	79	58
Ambipar Logístics Ltda	2,093	2,014
Ambipar Green Tech Ltda	33	19
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	77	4
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	700	700
Ambipar Bank Intermediação de negócios, pag e Part S.A.	37,886	43,523
	606,823	769,792

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Remuneration of key personnel	44,494	5,569

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

The remuneration of key personnel is recorded in profit or loss under employee benefits.

Loans

They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group’s parent company, Ambipar Participações, i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda,	341	24
Gestión de Servicios Ambientales S.A.C.	6	-

	347	24
Costs
Disal Chile Sanitarios Portables Ltda,	(255)	-
Gestión de Servicios Ambientales S.A.C.	(5)	-
	(260)	-
Net Income (loss)	87	24

Commercial transactions

Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.

Shared costs between companies

Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Centro de Soluções Compartilhadas – CSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Group.

16.2.	Remuneration of key personnel

The remuneration of all directors of the group that corresponds to short-term benefits was R$ 44,494 in June 2023 (R$ 5,569 on June 30, 2022).

Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in June 2023, these benefits totaled R$ 989 (R$ 394 on June 30, 2022).

In 2022, no long-term benefits, termination of employment contracts or share-based remuneration were paid.

17.	Shareholders' equity

In the context of the Unaudited Condensed Consolidated Interim Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.

Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.

17.1.	Capital

Authorized capital

The Company authorized share capital consists of (in) a limited number of voting shares and (iii) a limited number of ordinary shares.

The subscribed and paid-in share capital of the Company is represented by 1,522,136,000, in the amount of R$ 1,434,716.

Transaction with HPX

On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022 by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub. As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response.

Ambipar Emergency Response (AMBI) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American).

The completion of the Transaction involved a capital contribution of R$909,8 million equivalent to US$174.7 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account , (ii) R$595.8 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$263.0 million equivalent to US$50, 5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.

Accounting impacts

a)	Stock listing expense

The Transaction is not within the scope of IFRS 3/CPC 15 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2/CPC 10 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalent to US$ 19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,909

1)	Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037.
2)	Fair value estimated based on a Monte Carlo simulation model.

b)	Transaction costs

The Company incurred extraordinary expenses of R$18,913 referring to legal, financial, and listing advisors.

c)	Earn-out

As part of the Transaction, the Company is entitled to an additional 11,000,000 AMBI shares, to be issued in 2 tranches of 5,500,000 each in case certain objectives are achieved (“Earn-out”). The first tranche will be granted if the AMBI quotation exceeds US$17.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. The second tranche will be granted if the AMBI quotation exceeds US$20.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. If these objectives are not achieved by March 3, 2026, the Earn-out not awarded will be cancelled.

Earn-out is within the scope of IAS 32/IFRS 9 and was classified as a passive derivative financial instrument of AMBI. The subsequent measurement of fair value has been recognized in the equity transaction account in the Company's shareholders' equity. Earn out fair value is calculated according to a Monte Carlo simulation model at each measurement date, using typical inputs equity markets volatility, the price of AMBI shares and time to expiration. As the pricing inputs vary quarterly, so does the earn out fair value.Group reorganization.

In 2021, the Group did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Group's equity, (See Note 1.3).

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

17.2.	Profit reserves

Legal reserve

The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company's capital.

The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.

Unrealized profit reserve

The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees.

17.3.	Earnings per share

As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidaded financial statements considering Ambipar Emergency Response as the ultimate parent company of the Group since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Ambipar Emergency Response in the respective exercises.

Basic

Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.

Earning per share	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Earnings (loss) per share operations attributable to shareholders of the parent company before deductions	(20,522)	82,381
Number of ordinary shares	1,522,136,000	261,920,439

Basic earnings (loss) per share (in Reais)	(0.01)	0.31
Diluted earnings (loss) per share (in Reais)	(0.01)	0.31

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

Diluted

As of June 30, 2023, the Company does not present dilution of common shares.

17.4.	Accumulated translation adjustment

It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.

17.5.	Capital transaction

On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Assets and liabilities acquired at fair value (*)	Inversiones Disal Emergencias
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329

Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	-
Cash paid, net of cash received/receivable	143,425

Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,332)
Goodwill paid on expected future profitability	118,098

Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$ 26,185 (thousand)
Percentage acquired	100%

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

18.	Segment reporting

Segment information is presented geographically as required by entity wide disclosures under IFRS 8.

(i) Segment net revenue by region

	June 30,2023 (unaudited)	June 30,2022 (unaudited)
Net Revenue
Brazil	408,293	209,712
Latin America (Other than Brazil)	96,241	98,763
Europe	81,863	83,269
North America	621,945	262,782
Total	1,208,342	654,526

(ii) Segment PPE, Goodwill and Intangible assets by region

From the total of PPE, Goodwill and Intangible assets, 29% located in Brazil as of June 30, 2022 (2022 is 43% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:

	June 30, 2023 (unaudited)	December 31, 2022
Brazil	710,169	629,055
Latin America (Other than Brazil)	68,745	45,073
United Kingdom	105,372	111,350
North America	1,333,723	1,411,377
Total	2,218,009	2,196,855

(ii) Major clients

As of June 30, 2023, and June 30, 2022, the Emergency Response Services has no customer representing more than 10% of its net revenue.

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

19.	Net Revenues

The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.

The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.

The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Net Revenue from domestic market (*)	373,328	209,712
Net Revenue in the foreign market	835,014	444,814
Net revenue from services rendered	1,208,342	654,526

(*) Revenue represented by national (Brazil) clients.

20.	Costs and expenses by nature

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Material used in the rendering of services	(27,533)	(33,248)
Personnel and labor charges	(491,037)	(238,161)
Fuels	(25,347)	(30,871)
Freight and tolls	(2,242)	(2,311)
Maintenance of machinery, appliances, equipment, and vehicles	(44,570)	(14,697)
Taxes	(15,063)	(15,574)
Rent and condominiums	(7,913)	(8,558)
Leasing of goods, vehicles, machinery, and equipment	(14,522)	(10,581)
Telephony expenses	(6,552)	(1,216)
Travel expenses	(37,206)	(9,237)
Depreciation and amortization	(73,090)	(42,264)
Advertising and publicity	(8,369)	(1,225)
Third party services	(180,991)	(96,363)
IPO costs	(120,963)	-
Other expenses	(57,600)	(24,615)
	(1,112,998)	(528,921)

Cost of services rendered	(987,054)	(520,041)
General, administrative and sale	(12,855)	(14,043)
Other operating revenues (expenses), net	(113,089)	5,163
	(1,112,998)	(528,921)

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

21.	Net financial income

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Financial income
Discounts obtained	54	91
Interest charged	527	646
Revenues from interest earning bank deposit	6,469	3,477
Monetary variation	8,004	-
Foreign-exchange income	737	1,132
Other	683	272
	16,474	5,618

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Financial expenses
Interest paid	(2,841)	(2,501)
Interest right of use	(1,469)	(1,027)
Interest on loans	(26,807)	(6,320)
Debenture interest	(46,546)	(13,409)
Discounts granted	(1,922)	(1,006)
Bank expenses	(1,436)	(915)
IOF	(333)	(1,140)
Intercompany interest	(4,719)	(623)
Monetary variation	(3,246)	(5)
Foreign exchange costs	(4,003)	(113)
Other	(3,743)	(1,870)
	(97,065)	(28,929)

Net financial expense	(80,591)	(23,311)

22.	Income tax and social contribution

(a)	Breakdown of expense

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Current income tax and social contribution	(29,572)	(14,685)
Deferred income tax and social contribution	(5,703)	(5,227)
Income tax and social contribution expense	(35,275)	(19,912)

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(b)	Reconciliation of income tax and social contribution expenses

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Income before income tax and social contribution	14,753	102,293
Tax calculated based on current rates - 34%	(5,016)	(34,780)

Reconciliation:
Recognition of deferred tax loss asset	545	2,679
Permanent difference adjustments in other jurisdictions	(23,525)	23,334
Adjustment in Tax regime Differences	8,785	1,212
Other adjustments in temporary and permanent differences	(16,064)	(12,357)
Income tax and social contribution	(35,275)	(19,912)

Effective rate of income tax and social contribution - %	239.1%	19.5%

(c)	Deferred income tax and social contribution

The Group records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

	June 30, 2023 (unaudited)	December 31, 2022
Tax bases - Assets
Tax loss and negative basis	(1)	25,304
Temporary differences in another jurisdiction	57,870	25,770
Provisions - temporary differences	17,327	23,692
	75,196	74,766

Income tax – 25%	18,799	18,692
Social contribution - 9%	6,768	6,728
Income tax and social contribution - assets	25,567	25,420

	June 30, 2023 (unaudited)	December 31, 2022
Tax bases - Liabilities
Provisions - temporary differences	(134,620)	(124,671)
Temporary differences in another jurisdiction	(487,478)	(436,602)
	(622,098)	(561,273)

Income tax – 25%	(155,524)	(140,318)
Social contribution - 9%	(55,989)	(50,515)
Income tax and social contribution - liabilities	(211,513)	(190,833)

AMBIPAR EMERGENCY RESPONSE

Notes to the consolidated financial statements

As of June 30, 2023, and December 31, 2022

(Values expressed in thousands of Brazilian Reais)

(d)	Changes in deferred income tax and social contribution

	June 30, 2023 (unaudited)	December 31, 2022
Changes
Opening balance - assets, net of liabilities	(165,413)	(24,417)
Realization to statement of income	(5,703)	(9,104)
Other changes	(14,830)	(131,892)
Closing balance - assets, net of liabilities	(185,946)	(165,413)

(e)	Realization of deferred income tax and social contribution

Realization per annum	June 30, 2022 (unaudited)	December 31, 2022
2024	3,196	6,355
2025	6,392	6,355
2026	6,392	6,355
2027	6,392	6,355
2028	3,195	-
	25,567	25,420

23.	Cash flow information

Investment and financing transactions that do not involve cash.

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Acquisition of property, plant, and equipment by financing	4,585	30,145
Balance payable for the acquisition of investment	41,151	16,311
	45,736	46,456

Operational lease	28,195	5,338
Accumulated translation adjustment	128,031	(75,422)
Interest of non-controlling shareholders	(12,724)	24,153
Warrant and Earn out	(41,336)	-
Capital increase with investment receipt	(263,004)	-
	(160,838)	(45,931)